WeTrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

December 14, 2021

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	WeTrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated December 13, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to WeTrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors

The recent joint statement by the SEC and PCAOB…., page 28

1. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor on page 28 to include the most recent development by the SEC as issued on December 2, 2021 regarding the rules relating to the Holding Foreign Companies Accountable Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

WeTrade Group, Inc.

/s/ Pijun Liu
Name:	Pijun Liu
Title:	Chief Executive Officer